VERMILION ENERGY

Q1 2013

Defined Production Growth
Reliable and Growing Dividends

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals; and
•	the timing of first commercial natural gas; and the estimate of Vermilion’s share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects
•	Vermilion's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through exploration and development activities;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In accordance with National Instruments 51-101, natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”), dated April 30, 2013, of Vermilion Energy Inc.’s (“Vermilion” or the “Company”) operating and financial results as at and for the three months ended March 31, 2013 as compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 and 2011, together with accompanying notes. Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion’s website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, “Interim financial reporting”, as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein. These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS” or, alternatively, “GAAP”) and therefore may not be comparable with the calculations of similar measures for other entities.

“Fund flows from operations” represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion’s ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion’s ability to generate cash that is not subject to short-term movements in non-cash operating working capital.

“Fund flows from operations (excluding the Corrib project)” represents fund flows from operations excluding expenses related to the Corrib project. Management believes that by excluding expenses related to the Corrib project, fund flows from operations (excluding the Corrib project) provides a useful measure of Vermilion’s ability to generate cash from its current producing assets.

The most directly comparable GAAP measure to fund flows from operations and fund flows from operations (excluding the Corrib project) is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion’s consolidated statements of cash flows are reconciled to fund flows from operations and fund flows from operations (excluding the Corrib project) as follows:

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Cash flows from operating activities	190,712	99,907	124,887
Changes in non-cash operating working capital	(28,471)	33,406	25,469
Asset retirement obligations settled	1,388	8,424	766
Fund flows from operations	163,629	141,737	151,122
Expenses related to the Corrib project	1,855	2,023	2,364
Fund flows from operations (excluding the Corrib project)	165,484	143,760	153,486

“Cash dividends per share” represents cash dividends declared per share by Vermilion.

“Net dividends” are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion’s consolidated statements of changes in shareholders’ equity. Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends. Dividends declared is the most directly comparable GAAP measure to net dividends.

“Total net dividends, capital expenditures and asset retirement obligations settled” are net dividends plus the following amounts from Vermilion’s consolidated statements of cash flows: drilling and development, exploration and evaluation, dispositions and asset retirement obligations settled.

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“Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)” are total net dividends, capital expenditures and asset retirement obligations settled excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

Total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential future acquisitions and capital expenditures.

Dividends declared, total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reconciled to their most directly comparable GAAP measures as follows:

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Dividends declared	59,612	56,435	55,124
Issuance of shares pursuant to the dividend reinvestment plan	(15,532)	(18,468)	(17,558)
Net dividends	44,080	37,967	37,566
Drilling and development	179,520	151,157	87,896
Dispositions	(8,627)	-	-
Exploration and evaluation	9,576	5,878	6,464
Asset retirement obligations settled	1,388	8,424	766
Total net dividends, capital expenditures and asset retirement obligations settled	225,937	203,426	132,692
Capital expenditures and asset retirement obligations settled related to the Corrib project	(16,520)	(18,092)	(9,482)
Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)	209,417	185,334	123,210

“Net debt” is the sum of long-term debt and working capital as presented in Vermilion’s consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion’s consolidated balance sheets is reconciled to net debt as follows:

	As At
	Mar 31,	Dec 31,
($M)	2013	2012
Long-term debt	712,763	642,022
Current liabilities	391,708	355,711
Current assets	(359,709)	(320,502)
Net debt	744,762	677,231

“Netbacks” are per boe and per mcf measures used in operational and capital allocation decisions.

“Diluted shares outstanding” is the sum of shares outstanding at the period end plus outstanding awards under Vermilion’s equity based compensation plan, based on current estimates of future performance factors and forfeitures. The most directly comparable GAAP measure is shares outstanding.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	Mar 31,	Dec 31,	Mar 31,
('000s of shares)	2013	2012	2012
Shares outstanding	99,462	99,135	96,838
Potential shares issuable pursuant to the equity based compensation plan	2,918	2,778	2,719
Diluted shares outstanding	102,380	101,913	99,557

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OPERATIONAL ACTIVITIES

Canada

Vermilion drilled 24 (22.5 net) wells during the first quarter of 2013, including 20 (20 net) operated Cardium horizontal wells and one (0.1 net) non-operated Cardium horizontal well. Since entering the play in 2009, the Company has drilled a total of 201 (140 net) wells in the Cardium. In the first quarter of 2013, Vermilion completed its third vertical test well in the Duvernay and drilled two (1.3 net) Mannville liquids-rich natural gas wells.

France

Vermilion commenced its Champotran drilling program with two wells drilled and two wells spud at the end of the first quarter. The Company completed a number of workovers in both the Paris and Aquitaine basins. Vermilion continues to work towards the full integration of the assets acquired through two separate transactions in 2012 and the identification of further optimization and infill drilling opportunities.

Netherlands

Operating activities in the first quarter focused on facility maintenance and site construction. Surface facilities for Vinkega-2 and Langezwaag-1 are under construction, with first gas for both wells anticipated in the second quarter of 2013. The Company’s debottlenecking project at Garijp was completed in the first quarter, ahead of schedule, and will enable incremental production additions from Vinkega-2 and other wells to be brought on-stream. In March, Vermilion was awarded the exploration license for the Akkrum concession, covering more than 54,000 acres and located between the Company’s existing Gorredijk and Leeuwarden concessions.

Australia

Vermilion conducted a two well drilling program at Wandoo during the first quarter of 2013. These wells were horizontal sidetracks from existing well bores. The first well was spud early February and completed mid-March, the second was then spud and completed late March. The rig was demobilized and released subsequent to quarter end.

PRODUCTION

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
	2013	2012	2012	Q4/12	Q1/12
Canada
Crude oil & NGLs (bbls/d)	9,301	9,089	8,876	2%	5%
Natural gas (mmcf/d)	41.04	31.41	41.83	31%	(2)%
Total (boe/d)	16,140	14,323	15,848	13%	2%
% of consolidated	41%	40%	40%
France
Crude oil (bbls/d)	10,330	9,843	10,270	5%	1%
Natural gas (mmcf/d)	4.21	3.91	3.48	8%	21%
Total (boe/d)	11,032	10,495	10,850	5%	2%
% of consolidated	29%	29%	28%
Netherlands
NGLs (bbls/d)	96	70	72	37%	33%
Natural gas (mmcf/d)	36.91	33.03	35.08	12%	5%
Total (boe/d)	6,248	5,574	5,919	12%	6%
% of consolidated	16%	15%	15%
Australia
Crude oil (bbls/d)	5,287	5,873	6,648	(10)%	(20)%
% of consolidated	14%	16%	17%
Consolidated
Crude oil & NGLs (bbls/d)	25,014	24,875	25,866	1%	(3)%
% of consolidated	65%	69%	66%
Natural gas (mmcf/d)	82.16	68.34	80.39	20%	2%
% of consolidated	35%	31%	34%
Total (boe/d)	38,707	36,265	39,265	7%	(1)%

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Average total production in Canada of 16,140 boe/d during the first quarter of 2013 represented an increase of 13% compared to 14,323 boe/d in the fourth quarter of 2012 and 2% as compared to 15,848 boe/d in the first quarter of the prior year. The increased volumes were largely attributable to continued development in the Cardium and initiation of a horizontal drilling program in the Mannville, as well as previously shut-in dry natural gas being brought back on-stream. Vermilion’s exposure to oil and liquids represented approximately 58% of Canadian production in the first quarter of 2013 compared to 56% in the first quarter of 2012.

France production averaged 11,032 boe/d in the first quarter of 2013, representing a 5% increase compared to fourth quarter 2012. This increase is largely attributable to volumes associated with Vermilion’s acquisition completed in December 2012 and continued workover and recompletion activities largely offsetting natural declines.

Netherlands average production of 6,248 boe/d in the first quarter of 2013 represented an increase of 12% quarter-over-quarter and 6% year-over-year. Following shutdown for facility upgrades, the Slootdorp-4 well was reactivated in the first quarter contributing to the increased production.

Australia production averaged 5,287 boe/d during the first quarter of 2013, compared to 5,873 boe/d in the fourth quarter of 2012 and 6,648 boe/d in the first quarter of 2012. The decrease in production represents downtime associated with the two-well drilling program and seasonal cyclone activity. Production additions from the two wells are anticipated for the second quarter of 2013. Vermilion expects to sustain annual average production between 6,000 and 8,000 boe/d over the next few years with two to three well drilling programs every other year.

FINANCIAL REVIEW

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M)	2013	2012	2012	Q4/12	Q1/12
Net earnings	52,137	56,914	65,094	(8)%	(20)%
Fund flows from operations	163,629	141,737	151,122	15%	8%
Cash flow from operating activities	190,712	99,907	124,887	91%	53%
Net debt	744,762	677,231	530,031	10%	41%
Long-term debt	712,763	642,022	373,798	11%	91%
Ratio of net debt to annualized fund flows from operations	1.1	1.2	0.9	(8)%	22%
Total net dividends, capital expenditures and asset retirement obligations settled
% of fund flows from operations	138%	144%	88%
% of fund flows from operations (excluding the Corrib project)	127%	129%	80%

Fund flows from operations for the first quarter of 2013 increased compared to both the first and fourth quarters of 2012. On a quarter-over-quarter basis, the increase was a result of significantly higher petroleum and natural gas sales, driven by an increase in crude oil sales volumes and favorable crude oil and natural gas pricing. The increase in crude oil sales volumes was due in part to a draw of crude oil inventory in France and Australia totalling approximately 244,000 bbls during the first quarter of 2013. On a year-over-year basis, the increase in fund flows from operations occurred despite relatively consistent petroleum and natural gas sales due to a decrease in PRRT, which resulted from increased capital expenditures for the 2013 Australian drilling campaign, and the absence of the $8.5 million of transfer taxes paid in the first quarter of 2012 for the first of two acquisitions in France.

Cash flow from operating activities increased for the first quarter of 2013 compared to both the first and fourth quarter of 2012. This increase was a result of the aforementioned changes to fund flows from operations, coupled with favorable timing differences pertaining to working capital.

Net earnings for the first quarter of 2013 decreased when compared to the fourth quarter of 2012. This decrease occurred despite significantly higher petroleum and natural gas sales due to an unrealized foreign exchange loss in the current quarter versus an unrealized foreign exchange gain in the previous quarter. Unrealized foreign exchange gains and losses are non-cash charges that result from the translation of Euro denominated loans made by Vermilion to its subsidiaries. On a year-over-year basis, the decrease in net earnings was primarily the result of an increase in deferred tax expense in 2013, resulting from the timing of the deductibility of capital expenditures for tax purposes, and an increase in depletion expense.

Vermilion’s net debt and long-term debt increased from December 31, 2012 as a result of draws on the revolving credit facility to fund current year development capital expenditures. The increase in net debt and long-term debt from March 31, 2012 was the result of the second of two acquisitions in France during 2012 and current year development capital expenditures. In addition, December 31, 2012 and March 31, 2013 long-term debt included the impact of payment of the US$135 million deferred payment, which pertained to the 2009 acquisition of Vermilion’s 18.5% non-operated interest in the Corrib field.

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The ratio of total net dividends, capital expenditures and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) expressed as a percentage of fund flows from operations was relatively consistent quarter-over-quarter. On a year-over-year basis, the increase in this ratio is primarily the result of increased capital expenditures during the current period relating to drilling activity in Australia, Canada and France.

COMMODITY PRICES

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
	2013	2012	2012	Q4/12	Q1/12
Average reference prices
WTI (US $/bbl)	94.37	88.18	102.93	7%	(8)%
Edmonton Sweet index (US $/bbl)	87.42	84.86	92.44	3%	(5)%
Dated Brent (US $/bbl)	112.55	110.02	118.49	2%	(5)%
AECO ($/GJ)	3.03	3.05	2.04	(1)%	49%
Netherlands gas price ($/GJ)	10.40	9.78	9.63	6%	8%
Netherlands gas price (€/GJ)	7.81	7.58	7.35	3%	6%
Average realized prices ($/boe)
Canada	57.61	58.80	55.84	(2)%	3%
France	107.17	102.26	104.84	5%	2%
Netherlands	61.21	60.96	59.08	-	4%
Australia	120.76	115.22	156.43	5%	(23)%
Consolidated	83.04	78.40	86.90	6%	(4)%
Production mix (% of production)
% priced with reference to WTI	24%	25%	23%
% priced with reference to AECO	18%	14%	18%
% priced with reference to European gas	18%	17%	16%
% priced with reference to Dated Brent	40%	44%	43%

Reference prices

Overall, crude oil prices increased during the first quarter of 2013 as compared to the fourth quarter of 2012. WTI increased by 7% quarter-over-quarter as a result of the U.S. economy showing signs of improving growth and improved transportation capacity for crude oil from the U.S. Midwest to the Gulf Coast. The increase in WTI coupled with a modest 2% increase in Dated Brent resulted in a narrowing differential between the two reference prices; however both WTI and the Edmonton Sweet index continued to trade at a significant discount ($18.18 and $25.13 per barrel, respectively) to Dated Brent.

The AECO reference price was relatively unchanged from the fourth quarter of 2012, however AECO pricing was significantly higher when compared to the first quarter of 2012 as a result of relatively flat North American production coupled with downward trending storage levels.

Realized pricing

The realized price of Vermilion’s crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada. These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price. The realized price of Vermilion’s NGLs in Canada is based on product specific differentials pertaining to trading hubs in the U.S. The realized price of Vermilion’s natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion’s crude oil in France and Australia is priced with reference to Dated Brent.

As of January 1, 2013, the price of Vermilion’s natural gas in the Netherlands is now based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees. GasTerra, a state owned entity, continues to purchase all natural gas produced by Vermilion in the Netherlands. Prior to 2013, the natural gas price received by Vermilion in the Netherlands was calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.

Average realized prices in Vermilion’s jurisdictions will differ from their corresponding average reference prices due to a number of factors, including the timing of the sale of production, differences in the quality of production and point of settlement. In Canada, average realized prices are also impacted by the production mix of crude oil, NGLs and natural gas.

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On a consolidated basis, for the three months ended March 31, 2013, crude oil and NGL production represented approximately 65% of total production (three months ended March 31, 2012 - 66%).

CAPITAL EXPENDITURES AND ACQUISITIONS

	Three Months Ended
By classification	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Drilling and development	179,520	151,157	87,896
Dispositions	(8,627)	-	-
Exploration and evaluation	9,576	5,878	6,464
Capital expenditures	180,469	157,035	94,360

Property acquisition	-	-	106,184
Corporate acquisition	-	74,947	-
Payment of amount due pursuant to acquisition	-	134,307	-
Acquisitions	-	209,254	106,184

	Three Months Ended
By category	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Land	3,129	462	6,667
Seismic	3,813	3,963	799
Drilling and completion	126,185	76,774	54,858
Production equipment and facilities	49,942	64,232	24,755
Recompletions	4,131	5,040	2,645
Other	1,896	6,564	4,636
Dispositions	(8,627)	-	-
Capital expenditures	180,469	157,035	94,360
Acquisitions	-	209,254	106,184
Total capital expenditures and acquisitions	180,469	366,289	200,544

	Three Months Ended
By country	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Canada	86,636	84,609	71,982
France	21,592	95,905	111,842
Netherlands	372	8,118	2,570
Australia	55,349	25,257	4,544
Ireland	16,520	152,400	9,606

Capital expenditures:

Capital expenditures for the first quarter of 2013 were higher than both the first and fourth quarters of 2012. On a quarter-over-quarter basis, capital expenditures were higher primarily as a result of increased capital expenditures in Australia related to the 2013 drilling campaign. On a year-over-year basis, capital expenditures were higher as a result of the aforementioned Australia drilling campaign in addition to increased drilling activity in both Canada and France.

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PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change
By product	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe and per mcf)	2013	2012	2012	Q4/12	Q1/12
Crude oil & NGLs	259,498	196,286	268,291	32%	(3)%
Per boe	103.98	96.74	113.99	7%	(9)%
Natural gas	50,078	44,947	42,197	11%	19%
Per mcf	6.77	7.15	5.77	(5)%	17%
Petroleum and natural gas sales	309,576	241,233	310,488	28%	-
Per boe	83.04	78.40	86.90	6%	(4)%

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	83,688	77,476	80,526	8%	4%
Per boe	57.61	58.80	55.84	(2)%	3%
France	121,566	87,702	103,511	39%	17%
Per boe	107.17	102.26	104.84	5%	2%
Netherlands	34,421	31,260	31,820	10%	8%
Per boe	61.21	60.96	59.08	-	4%
Australia	69,901	44,795	94,631	56%	(26)%
Per boe	120.76	115.22	156.43	5%	(23)%

Vermilion’s consolidated petroleum and natural gas sales for the first quarter of 2013 were higher than the fourth quarter of 2012 as a result of increased sales volumes, including an inventory draw in both Australia and France, in addition to an increase in the realized price of crude oil.

Vermilion’s consolidated petroleum and natural gas sales for the first quarter of 2013 remained relatively unchanged as compared to the same period in the prior year as the impact of the decrease in crude oil volumes sold and prices was offset by a significant increase in North American natural gas prices.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales.

The following table summarizes the changes in Vermilion’s crude oil inventory positions:

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
(mbbls)	2013	2012	2012
France
Opening crude oil inventory	354	246	187
Adjustments	5	-	-
Crude oil production	930	906	935
Crude oil sales	(1,071)	(798)	(899)
Closing crude oil inventory	218	354	223
Australia
Opening crude oil inventory	268	117	222
Crude oil production	476	540	605
Crude oil sales	(579)	(389)	(827)
Closing crude oil inventory	165	268	-

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Inventory as at March 31, 2013 was comprised of the following components:

($M)	France	Australia	Total
Operating expense	3,284	3,701	6,985
Royalties	1,106	-	1,106
Depletion	4,206	3,229	7,435
	8,596	6,930	15,526

DERIVATIVE INSTRUMENTS

The following tables summarize Vermilion’s outstanding risk management positions as at March 31, 2013:

Risk Management - Oil	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Swap - WTI
January 2013 - June 2013 [1]	-	1,000	101.18
January 2013 - December 2013	-	2,000	93.04
Collar - WTI
April 2013 - June 2013	-	1,000	91.75 - 101.91
Fixed Price Differential - MSW
April 2013 - June 2013	-	2,000	WTI less $4.25
Collar - Dated Brent
January 2013 - June 2013	-	2,000	90.00 - 105.28
January 2013 - December 2013	-	3,500	96.14 - 107.34
April 2013 - June 2013	-	2,700	106.85 - 113.77
July 2013 - December 2013	-	500	95.00 - 109.10
Swap - Dated Brent
April 2013 - June 2013	-	250	115.41

Risk Management - European natural gas	Funded Cost (€/GJ)	GJ/d	Strike Price €/GJ
Swap - TTF
April 2013 - September 2013 [2]	-	1,800	7.12

Risk Management - Canadian natural gas	Funded Cost ($/GJ)	GJ/d	Strike Price(s) $/GJ
Collar - AECO
April 2013 - September 2013	-	2,500	2.90 - 3.47
April 2013 - October 2013	-	3,500	3.05 - 3.66
April 2013 - December 2013	-	5,000	2.93 - 3.52
October 2013 - December 2013	-	2,500	2.85 - 3.56
Collar - AECO (Physical)
April 2012 - March 2014	0.10	5,500	2.60 - 3.78
June 2012 - March 2014	0.10	3,000	2.30 - 3.75

1  The counterparties to the swaps have the option on June 28, 2013 to extend the swap to December 31, 2013 at the contracted volume and price.

2  TTF collars are priced based on the TTF "day-ahead" bid and offer quotations, which are quoted in MWh of natural gas per hour per day. MWh of natural gas per hour per day measures are converted at a ratio of 1 MWh to 3.6 GJ.

From time to time Vermilion enters into new risk management positions. Information regarding outstanding risk management positions is available on Vermilion’s website at www.vermilionenergy.com/ir/hedging.cfm.

10

The following table summarizes the impact of derivative instruments on cash flows from operating activities:

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Realized loss on derivative instruments	2,787	1,559	5,718	79%	(51)%
Per boe	0.75	0.51	1.60	47%	(53)%

The realized loss on derivative instruments for the first quarter of 2013 is comprised primarily of amounts paid to settle Dated Brent costless collars, as reference prices exceeded the ceiling price on those instruments, partially offset by amounts received on WTI extendable swaps. This realized loss was higher than the previous quarter (where the loss related primarily to premiums paid on funded collars and put options) and was lower than the same quarter in the previous year (where the loss related both to premiums and amounts paid for settlement).

ROYALTIES

	Three Months Ended			% change
By product	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe and per mcf)	2013	2012	2012	Q4/12	Q1/12
Crude oil & NGLs	14,810	11,429	14,241	30%	4%
Per boe	5.93	5.63	6.05	5%	(2)%
Natural gas	980	509	211	93%	364%
Per mcf	0.13	0.08	0.03	63%	333%
Royalties	15,790	11,938	14,452	32%	9%
Per boe	4.24	3.88	4.04	9%	5%
% of petroleum and natural gas sales	5.1%	4.9%	4.7%

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	8,989	7,401	8,969	21%	-
Per boe	6.19	5.62	6.22	10%	-
% of petroleum and natural gas sales	10.7%	9.6%	11.1%
France	6,801	4,537	5,483	50%	24%
Per boe	6.00	5.29	5.55	13%	8%
% of petroleum and natural gas sales	5.6%	5.2%	5.3%

In Canada, royalties as a percentage of sales for the three months ended March 31, 2013 was 10.7% as compared to 9.6% for the prior quarter and 11.1% for the comparative period of the prior year.  Crude oil and NGL royalties as a percentage of sales for the current quarter of 11.4% increased slightly from 10.4% for the prior quarter but decreased from 12.2% for the first quarter of 2012.  The timing of putting additional horizontal Cardium wells on production results in slight changes to realized royalty rates arising from a royalty incentive applied to initial production volumes from these wells.

In France, the primary portion of the royalties is levied in Euros and is based on units of production and that component, therefore, is not subject to changes in commodity prices. Royalties as a percentage of sales for the three months ended March 31, 2013 increased to 5.6% from 5.2% and 5.3% for the three months ended December 31, 2012 and March 31, 2012, respectively, due to the impact of a stronger Euro year-over-year.

Production in the Netherlands and Australia is not subject to royalties.

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OPERATING EXPENSE

	Three Months Ended			% change
By product	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe and per mcf)	2013	2012	2012	Q4/12	Q1/12
Crude oil & NGLs	41,855	31,212	36,866	34%	14%
Per boe	16.77	15.38	15.66	9%	7%
Natural gas	10,720	12,422	10,687	(14)%	-
Per mcf	1.45	1.98	1.46	(27)%	(1)%
Operating	52,575	43,634	47,553	20%	11%
Per boe	14.10	14.18	13.31	(1)%	6%

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	13,841	14,514	14,267	(5)%	(3)%
Per boe	9.53	11.01	9.89	(13)%	(4)%
France	19,939	13,699	15,102	46%	32%
Per boe	17.58	15.97	15.30	10%	15%
Netherlands	3,969	5,713	4,109	(31)%	(3)%
Per boe	7.06	11.14	7.63	(37)%	(7)%
Australia	14,826	9,708	14,075	53%	5%
Per boe	25.61	24.97	23.27	3%	10%

In Canada, first quarter operating expense of $13.8 million was lower than the $14.5 million for the fourth quarter of 2012 as a result of costs incurred in the prior quarter associated with two facility turnarounds partially offset by higher costs in the first quarter of this year related to salaries and benefits, fuel and electricity and chemical usage. Operating expense for the first quarter of 2013 was also lower as compared to the $14.3 million for the first quarter of the prior year as a result of some non-operated equalizations received in that period. Operating costs per boe for the three months ended March 31, 2013, decreased as compared to the previous quarter and the first quarter of 2012 as a result of lower expense and higher volumes.

In France, first quarter operating expense of $19.9 million was higher than both the fourth quarter 2012 expense of $13.7 million and the expense of $15.1 million for the first quarter of 2012 largely as a result of the inventory draw that occurred in the current quarter. When inventoried product is sold, the related costs are expensed in the period of sale. Despite higher production volumes in the first quarter of 2013 as compared to the fourth quarter of 2012, the timing of downhole work and increased electricity costs resulted in an increase in operating expense per boe to $17.58 for the current quarter from $15.97 for the prior quarter.

In the Netherlands, operating expense for the three months ended March 31, 2013 of $4.0 million decreased from $5.7 million in the prior quarter and was consistent with the $4.1 million for the first quarter of 2012. The quarter-over-quarter decrease is attributable to the timing of project work. Operating expense per boe for the three months ended March 31, 2013 similarly decreased versus the previous quarter and the first quarter of 2012 as a result of lower expenses coupled with higher volumes.

In Australia, first quarter operating expense increased to $14.8 million from the previous quarter’s expense of $9.7 million due to a draw in crude oil inventory associated with shipment timing. A decrease in crude oil inventory results in the related production costs being expensed when the product is sold. On a per boe basis, operating expense for the first quarter of 2013 was higher than the previous quarter and the first quarter of 2012 as a result of lower production volumes in the current quarter due to two cyclones and drilling activities that resulted in unplanned downtime.

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TRANSPORTATION EXPENSE

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	2,269	1,922	2,044	18%	11%
Per boe	1.56	1.46	1.42	7%	10%
France	2,754	1,854	2,648	49%	4%
Per boe	2.43	2.16	2.68	13%	(9)%
Ireland	1,618	1,682	2,001	(4)%	(19)%
Transportation	6,641	5,458	6,693	22%	(1)%
Per boe	1.78	1.77	1.87	1%	(5)%

Consolidated transportation expense was higher for the first quarter of 2013 as compared to the fourth quarter of 2012. This increase was primarily the result of higher sales volumes in Canada and an increased number of shipments in France from the Aquitaine basin.

Consolidated transportation expense for the first quarter of 2013 was consistent with the expense for the same period in 2012 as a result of lower payments under the ship or pay agreement related to the Corrib project, mostly offset by higher volumes in both Canada and France.

OTHER (INCOME) EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Other (income) expense	(67)	460	7,983	(115)%	(101)%
Per boe	(0.02)	0.15	2.24	(113)%	(101)%

Other expense for the three months ended March 31, 2012 was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the first quarter of 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
General and administration	12,610	8,888	10,148	42%	24%
Per boe	3.38	2.89	2.84	17%	19%

General and administration expense for the first quarter of 2013 was higher than the expense for both the previous quarter and the first quarter of 2012 due to increased staffing levels to support Vermilion’s operational activities coupled with expenditure timing.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Equity based compensation	16,136	18,484	10,055	(13)%	60%
Per boe	4.33	6.01	2.81	(28)%	54%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan (VIP). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company’s achievement of performance conditions.

13

Equity based compensation expense for the first quarter of 2013 was lower than the preceeding quarter as the fourth quarter of 2012 included additional expense resulting from a change in performance condition assumptions. As the first quarter of 2013 also reflected this change in performance condition assumptions, equity based compensation expense for the current quarter was higher than the expense for the same quarter in 2012.

INTEREST EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Interest expense	8,689	7,656	6,101	13%	42%
Per boe	2.33	2.49	1.71	(6)%	36%

Interest expense increased during the current quarter as compared to both the prior quarter and same quarter in the previous year primarily due to increased borrowings under Vermilion’s revolving credit facility.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Depletion and depreciation	81,448	66,642	75,848	22%	7%
Per boe	21.85	21.66	21.23	1%	3%
Accretion	5,824	6,119	5,238	(5)%	11%
Per boe	1.56	1.99	1.47	(22)%	6%
Impairments	-	-	65,800	-	(100)%
Per boe	-	-	18.42	-	(100)%
Gain on acquisition	-	-	(45,309)	-	(100)%
Per boe	-	-	(12.68)	-	(100)%

Depletion and depreciation expense on a per boe basis was relatively consistent for the first quarter of 2013 as compared to both the first and fourth quarters of 2012. The slight increase in the current quarter was higher primarily due to the result of higher finding, development and acquisition costs incurred from additional liquids development in Canada and the acquisitions in France in 2012.

Accretion expense decreased for the first quarter of 2013 as compared to the fourth quarter of 2012 as a result of a decrease in asset retirement obligations. This decrease occurred in Canada, due to a change in estimate recorded in the fourth quarter of 2012, and was partially offset by asset retirement obligations recorded on the fourth quarter of 2012 acquisition in France. On a year-over-year basis, accretion expense increased as the aforementioned decrease in Canada’s asset retirement obligations were offset by asset retirement obligations assumed on the France acquisition in the fourth quarter of 2012.

The impairment losses for the first quarter of 2012 pertained to impairment losses recorded on Vermilion’s conventional deep gas and shallow coal bed methane natural gas plays. These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

The gain on acquisition for the first quarter of 2012 relates to Vermilion’s acquisition of certain working interests in the Paris and Aquitaine basins in France. The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date. The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

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TAXES

	Three Months Ended			% change
By classification	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Current taxes before PRRT	35,557	21,470	32,364	66%	10%
Per boe	9.54	6.98	9.06	37%	5%
PRRT	11,153	1,598	27,269	598%	(59)%
Per boe	2.99	0.52	7.63	475%	(61)%
Current taxes	46,710	23,068	59,633	102%	(22)%
Per boe	12.53	7.50	16.69	67%	(25)%

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	251	259	442	(3)%	(43)%
Per boe	0.17	0.20	0.31	(15)%	(45)%
France	18,659	13,335	12,895	40%	45%
Per boe	16.45	15.55	13.06	6%	26%
Netherlands	9,434	1,102	9,057	756%	4%
Per boe	16.78	2.15	16.82	680%	-
Australia	18,366	8,372	37,239	119%	(51)%
Per boe	31.73	21.53	61.56	47%	(48)%

Vermilion pays current taxes in France, the Netherlands and Australia. Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions. In France, taxable income is taxed at a rate of approximately 34.4%, plus an additional profit tax of 1.7% levied until 2014 if annual gross revenues exceed 250 million Euros. In the Netherlands, taxable income is taxed at a rate of approximately 46%. As a function of the impact of Vermilion’s Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT. Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT. PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

Total current taxes before PRRT was higher in the first quarter of 2013 as compared to the fourth quarter of 2012 as a result of increased sales in France and Australia, in addition to the absence of certain deductions for asset retirement obligations and depletion recorded in the Netherlands for the fourth quarter of 2012. Total current taxes before PRRT was relatively consistent for the first quarter of 2013 as compared to the same period in the prior year.

PRRT increased for the first quarter of 2013 compared to fourth quarter of 2012 as a result of an inventory draw in the current quarter. On a year-over-year basis, the decrease in PRRT is a result of higher capital expenditures in Australia.

FOREIGN EXCHANGE

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
($M except per boe)	2013	2012	2012
Unrealized foreign exchange loss (gain)	2,519	(13,873)	(5,247)
Per boe	0.68	(4.50)	(1.47)
Realized foreign exchange loss (gain)	617	(2,459)	820
Per boe	0.17	(0.81)	0.23
Foreign exchange loss (gain)	3,136	(16,332)	(4,427)
Per boe	0.85	(5.31)	(1.24)

As a result of Vermilion’s international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies. Vermilion’s exposure to foreign currencies includes the U.S. Dollar, the Euro and the Australian Dollar.

15

Foreign exchange gains and losses are comprised of both unrealized and realized amounts. Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries. Realized gains and losses are the result of foreign exchange fluctuations and the timing of payments on transactions conducted in non-functional currencies and as such are subject to fluctuations.

For the first quarter of 2013, the unrealized foreign exchange loss primarily resulted from the impact of the appreciation of the Canadian dollar against the Euro and the resultant impact on Euro denominated loans made by Vermilion to its subsidiaries.

SUMMARY OF RESULTS

	Three Months Ended
	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($M except per share)	2013	2012	2012	2012	2012	2011	2011	2011
Petroleum and natural gas sales	309,576	241,233	284,838	246,544	310,488	275,172	248,361	278,297
Net earnings (loss)	52,137	56,914	30,798	37,816	65,094	(30,243)	64,442	81,429
Net earnings (loss) per share
Basic	0.53	0.58	0.31	0.39	0.67	(0.32)	0.71	0.90
Diluted	0.51	0.57	0.31	0.38	0.66	(0.32)	0.70	0.89

The fluctuations in Vermilion’s petroleum and natural gas sales and net earnings (loss) from quarter-to-quarter are primarily caused by variations in sales volumes, crude oil and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates. In addition, petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion’s net debt as at March 31, 2013 was $744.8 million compared to $677.2 million as at December 31, 2012.

Long-term debt was comprised of the following:

	As At
	Mar 31,	Dec 31,
($M)	2013	2012
Revolving credit facility	490,303	419,784
Senior unsecured notes	222,460	222,238
Long-term debt	712,763	642,022

Revolving Credit Facility

At March 31, 2013, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $490.3 million was drawn. The facility, which matures in May of 2015, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion’s operations totalling $49.1 million as at March 31, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0. In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at March 31, 2013, Vermilion was in compliance with its financial covenants.

16

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date. Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date. The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

ASSET RETIREMENT OBLIGATIONS

	As At
	Mar 31,	Dec 31,
($M)	2013	2012
Asset retirement obligations	362,113	371,063

The decrease in asset retirement obligations was primarily the result of an overall increase in the discount rates applied to the obligations. This decrease was partially offset by accretion and additions from new wells drilled during the quarter.

DIVIDENDS

	Three Months Ended	Year Ended
	Mar 31,	Dec 31,
($M)	2013	2012
Cash flows from operating activities	190,712	496,580
Net earnings	52,137	190,622
Dividends declared	59,612	223,717
Excess of cash flows from operating activities over dividends declared	131,100	272,863
(Shortfall) of net earnings over dividends declared	(7,475)	(33,095)

During the three months ended March 31, 2013, Vermilion maintained monthly dividends at $0.20 per share and declared dividends totalling $59.6 million.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Following Vermilion’s conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007. Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends remained at $0.19 per share per month until increased to $0.20 per share per month in January 2013. The January 2013 increase was announced on November 14, 2012 and resulted in an increase in the monthly cash dividends by 5.3% to $0.20 per share per month beginning with the January 2013 dividend (paid on February 15, 2013).

Vermilion’s policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations. During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise. Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, Vermilion anticipates that Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion. Although Vermilion currently expects to be able to maintain its current dividend, Vermilion’s fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations. Vermilion will evaluate its ability to finance any shortfalls with debt, issuances of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

17

SHAREHOLDERS’ EQUITY

During the three months ended March 31, 2013, Vermilion issued 0.3 million shares pursuant to the dividend reinvestment plan and Vermilion’s equity based compensation programs. Shareholders’ capital increased by $16.2 million as a result of the issuance of those shares.

As at March 31, 2013, there were 99.5 million shares outstanding. As at April 30, 2013, there were 101.2 million shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland. Production from Corrib is expected to increase Vermilion’s volumes by approximately 55 mmcf/d (9,000 boe/d) once the field reaches peak production. Vermilion acquired its 18.5% working interest in the project on July 30, 2009. The project comprises five offshore wells, both offshore and onshore pipeline segments as well as a natural gas processing facility. At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development. Vermilion’s interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to March 31, 2013 of $319.1 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting, preparations and construction of the onshore pipeline. Furthermore, pursuant to the terms of the acquisition agreement, Vermilion made an additional payment to the vendor of $134.3 million (US$135 million) at the end of 2012. In 2011, approvals and permissions were granted for the onshore gas pipeline and tunneling activities commenced in December of 2012. Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014 or early 2015, and to reach peak production levels in mid-2015.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks. For a detailed discussion of these risks, please see Vermilion’s Annual Report for the year ended December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies. These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made. As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion’s consolidated financial statements. Estimates are reviewed by management on an ongoing basis, and as a result, certain of these estimates may change from period to period due to the availability of new information. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions.

The following outlines what management believes to be the most critical accounting policies involving the use of estimates and assumptions:

i.	Depletion and depreciation charges are based on estimates of total proven and probable reserves that Vermilion expects to recover in the future.
ii.	Asset retirement obligations are based on past experience and current economic factors which management believes are reasonable.
iii.	Impairment tests are performed at the cash generating unit (CGU) level, which is determined based on management’s judgment. The calculation of the recoverable amount of a CGU is based on market factors as well as estimates of PNG reserves and future costs required to develop reserves.
iv.	Deferred tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions at the end of each reporting period.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations, all of which are operating leases and accordingly no asset or liability value has been assigned to the consolidated balance sheet as at March 31, 2013.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion’s financial position or results of operations.

18

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion’s internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of January 1, 2013, Vermilion adopted the following standards and amendments as issued by the IASB. The adoption of these standards did not have a material impact on Vermilion’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements”

IFRS 10 replaced Standing Interpretations Committee 12, “Consolidation - Special Purpose Entities” and the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements”. The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 “Joint Arrangements”

IFRS 11 replaced IAS 31 “Interests in Joint Ventures”. The new standard focuses on the rights and obligations of an arrangement, rather than its legal form. The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities. The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity’s interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"

IFRS 13 provides a common definition of fair value within IFRS. The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 “Interim Financial Reporting”

Amendments to IAS 34 require specific disclosure on the fair value of financial instruments for interim reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The adoption of the following standards is not expected to have a material impact on Vermilion’s consolidated financial statements:

IFRS 9 “Financial Instruments”

As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

19

NETBACKS

The following table includes segmented financial statement information on a per unit basis. Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended Mar 31, 2013			Three Months Ended Mar 31, 2012
	Oil & NGLs	Natural Gas	Total	Total
	$/bbl	$/mcf	$/boe	$/boe
Canada
Price	85.26	3.33	57.61	55.84
Realized hedging gain (loss)	0.28	-	0.16	(0.44)
Royalties	(9.71)	(0.23)	(6.19)	(6.22)
Transportation	(1.99)	(0.16)	(1.56)	(1.42)
Operating	(9.23)	(1.66)	(9.53)	(9.89)
Operating netback	64.61	1.28	40.49	37.87
France
Price	109.54	11.17	107.17	104.84
Realized hedging loss	(1.89)	-	(1.78)	(4.98)
Royalties	(6.24)	(0.30)	(6.00)	(5.55)
Transportation	(2.57)	-	(2.43)	(2.68)
Operating	(18.02)	(1.68)	(17.58)	(15.30)
Operating netback	80.82	9.19	79.38	76.33
Netherlands
Price	102.96	10.09	61.21	59.08
Operating	-	(1.19)	(7.06)	(7.63)
Operating netback	102.96	8.90	54.15	51.45
Australia
Price	120.76	-	120.76	156.43
Realized hedging loss	(1.74)	-	(1.74)	(0.27)
Operating	(25.61)	-	(25.61)	(23.27)
PRRT [1]	(19.27)	-	(19.27)	(45.08)
Operating netback	74.14	-	74.14	87.81
Total Company
Price	103.98	6.77	83.04	86.90
Realized hedging loss	(1.12)	-	(0.75)	(1.60)
Royalties	(5.93)	(0.13)	(4.24)	(4.04)
Transportation	(1.77)	(0.30)	(1.78)	(1.87)
Operating	(16.77)	(1.45)	(14.10)	(13.31)
PRRT [1]	(4.47)	-	(2.99)	(7.63)
Operating netback	73.92	4.89	59.18	58.45
General and administration			(3.38)	(2.84)
Interest expense			(2.33)	(1.71)
Realized foreign exchange loss			(0.17)	(0.23)
Other income (expense)			0.13	(2.31)
Current income taxes [1]			(9.54)	(9.06)
Fund flows netback			43.89	42.30
Accretion			(1.56)	(1.47)
Depletion and depreciation			(21.85)	(21.23)
Impairments			-	(18.42)
Gain on acquisition			-	12.68
Deferred taxes			(1.09)	7.96
Unrealized other (expense) income			(0.11)	0.07
Unrealized foreign exchange (loss) gain			(0.68)	1.47
Unrealized loss on derivative instruments			(0.30)	(2.33)
Equity based compensation			(4.33)	(2.81)
Earnings netback			13.97	18.22

1  Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

20

CORPORATE INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

W. Kenneth Davidson [2,3]

Toronto, Ontario

Lorenzo Donadeo

Calgary, Alberta

Claudio A. Ghersinich [2,4,5]

Executive Director, Carrera Investments Corp.

Calgary, Alberta

Joseph F. Killi [2,3]

Chairman, Parkbridge Lifestyle Communities Inc.

Vice Chairman, Realex Properties Corp.

Calgary, Alberta

Loren M. Leiker [5]

Houston, Texas

William F. Madison [2,4,5]

Sugar Land, Texas

Timothy R. Marchant [3,4,5]

Calgary, Alberta

[1] Chairman of the Board

[2] Audit Committee

[3] Governance and Human Resources Committee

[4] Health, Safety and Environment Committee

[5] Independent Reserves Committee

ABBREVIATIONS

bbl(s)     barrel(s)

mbbls     thousand barrels

bbls/d     barrels per day

mcf         thousand cubic feet

mmcf      million cubic feet

bcf          billion cubic feet

mcf/d      thousand cubic feet per day

mmcf/d   million cubic feet per day

GJ           gigajoules

boe         barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)

mboe      thousand barrel of oil equivalent

mmboe   million barrel of oil equivalent

boe/d      barrel of oil equivalent per day

NGLs     natural gas liquids

WTI       West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing, Oklahoma AECO the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta

TTF        the price for natural gas in the Netherlands, quoted in MWh of natural gas per hour per day, at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services

$M         thousand dollars

$MM      million dollars

PRRT     Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

OFFICERS AND KEY PERSONNEL

CANADA

Lorenzo Donadeo, P.Eng.

President & Chief Executive Officer

John D. Donovan, FCA

Executive Vice President Business Development

Curtis W. Hicks, CA

Executive Vice President & CFO

Anthony Marino, P.Eng.

Executive Vice President & COO

Mona Jasinski, M.B.A., C.H.R.P.

Executive Vice President People

Terry Hergott, CMA

Vice President Marketing

Daniel Goulet, P.Eng.

Director Corporate HSE

Cameron A. Hercus, MSc

Director Exploration and New Growth

Michael Kaluza, P.Eng.

Director Canada Business Unit

Dean N. Morrison, CFA

Director Investor Relations

Mike Prinz

Director Information Technology

Gerardo Rivera

Director Strategy and Portfolio Management

Robert (Bob) J. Engbloom, LL.B

Corporate Secretary

EUROPE

Gerard Schut, P.Eng.

Vice President European Operations

David Burghardt, P.Eng.

Interim Managing Director France Business Unit

Neil Wallace

Managing Director Netherlands Business Unit

AUSTRALIA

Bruce D. Lake, P.Eng.

Managing Director Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Calgary, Alberta

Bank of Montreal

Calgary, Alberta

The Bank of Nova Scotia

Calgary, Alberta

Royal Bank of Canada

Calgary, Alberta

Canadian Imperial Bank of Commerce

Calgary, Alberta

National Bank of Canada

Calgary, Alberta

Alberta Treasury Branches

Calgary, Alberta

Citibank N.A., Canadian Branch

Citibank Canada

Calgary, Alberta

Wells Fargo Bank N.A., London Branch

London, England

La Caisse Centrale Desjardins du Québec

Montréal, Quebec

HSBC Bank Canada

Calgary, Alberta

JPMorgan Chase Bank, N.A., Toronto Branch

Toronto, Ontario

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Dean Morrison, Director Investor Relations

21

VERMILION ENERGY

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

Vermilion Energy Inc.

3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com